Exhibit 4.2.14

SECURED CONVERTIBLE
PROMISSORY NOTE

$2,356,850.00December 28, 2005

FOR VALUE RECEIVED, Stratus Services Group, Inc., a Delaware corporation (herein “Maker”), promises to pay to the order of Pinnacle Investment Partners, L.P. (“Payee”), in lawful money of the United States of America, at the offices of Maker, the principal sum of:

(i)	One Million Eight Hundred Thousand Dollars ($1,800,000.00) upon the earlier of: (A) Maker’s receipt of outstanding accounts receivable in such amount, or (B) March 15, 2006, to be paid in cash only;
(ii)
Three Hundred Thirty One Thousand, Eight Hundred and Fifty ($331,850.00), together with interest thereon at the rate of 12% per annum, in Twenty-Four (24) equal installments of principal and interest, commencing June 28, 2007 and ending on May 28, 2009;

(iii)
Two Hundred Twenty Five Thousand Dollars ($225,000.00), together with interest thereon at the rate of 6% per annum, on or before Dec. 28th 2007, which amount may be paid, at the option of the Maker, in cash or shares of the Company’s Common Stock (valued at $0.0072, subject to adjustment as contemplated by Section 3 below).

1.   This Note is secured by and entitled to the benefit of the pledge of all the assets of the Maker in accordance with a Pledge and Security Agreement dated as of the date hereof between Payee and Maker, to which Pledge Agreement reference is hereby made for a description of the nature and extent of the security and the rights of Payee.

2.   The principal amount of, and all other amounts due under, this Note shall be convertible, at the option of Payee, into common stock of Maker in accordance with the following provisions:

(i)
Three Hundred Thirty-One Thousand, Eight Hundred and Fifty Dollars ($331,850.00) of the principal amount, as referred to in sub-paragraph (ii) above, together with all unpaid interest accrued thereon, shall be convertible, at the option of the Payee, into common stock of the Maker at a fixed conversion price equal to $0.06, subject to adjustment as contemplated by Section 3 below. from the date of this Note,

(ii)
Two Hundred Twenty Five Thousand Dollars ($225,000.00) of the principal amount, as referred to in sub-paragraph (iii) above, together with all unpaid interest accrued thereon, shall be convertible, at the option of Payee, into common stock of the Maker at a fixed conversion price of $0.0072, subject to adjustment as contemplated by Section 3 below from the date of this Note.

        The Payee may exercise the conversion right provided above by giving written notice (the “Conversion Notice”) to the Maker and stating therein the principal amount and unpaid accrued interest being converted. Conversion shall be deemed to have been effected on the date the Conversion Notice shall have been received by the Company. The Maker shall deliver to the Payee a certificate or certificates representing the number of shares of common stock issuable by reason of any such conversion in such name or names and such denomination or denominations as the Payee has specified no later than three (3) business days after a conversion has been effected. Notwithstanding the foregoing, Payee may not convert this Note to the extent such conversion would result in Payee, together with any affiliate thereof, beneficially owning (as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder) in excess of 9.999% of the then issued and outstanding shares of common stock of the Maker. The provisions of this Section may be waived by Payee upon not less than 60 days prior notice to the Company.

        3.    If Maker shall default in any payment on this Note or under any obligation of Maker under this Note or the Pledge and Security Agreement of even date herewith and such default shall continue for a period of three (3) days, or shall make a general assignment for the benefit of creditors, or shall admit in writing its inability to pay its debts as they become due, or shall file a petition in bankruptcy, or shall be adjudicated a bankrupt or insolvent, or shall effect a merger or a sale of more than 50% of its assets, or any entity or group (other than the Payee and/or its affiliates) shall acquire more than a 50% voting power or equity interest in Maker, then, and upon the happening of any such event, Payee at its option, may declare the entire unpaid balance of the principal hereunder immediately due and payable with interest thereon as herein provided and/or convert all or any portion of the amounts due hereunder at a conversion price of seventy-five percent (75%) of the average closing bid price of Maker’s common stock on the OTC Bulletin Board for the five (5) trading days preceding the date of conversion. In addition, in the event that the Maker at any time or from time to time shall effect a subdivision of the outstanding shares of common stock into a greater number of shares of common stock (by stock split, reclassification or otherwise), or in the event the outstanding shares of common stock shall be combined or consolidated, by reclassification or otherwise, into a lesser number of shares of common stock, then the number of shares of common stock issuable upon conversion and the conversion price immediately prior to such event shall, concurrently with the effectiveness of such event, be proportionately decreased or increased, as appropriate.

        4.    The Maker shall, at all times when this Note is outstanding, reserve and keep available out of its authorized but unissued stock, for the purpose of effecting the conversion of the Note, such number of its duly authorized shares of common stock as shall from time to time be sufficient to effect the conversion of the entire principal amount of, and interest due on, the Note. In this regard, the Maker shall submit a proposal to its shareholders to increase the number of its authorized shares of common stock to 400,000,000 by no later than July 1, 2006 and reserve and keep available out of its authorized but unissued stock no less than 43,250,000 shares of its common stock in respect of its obligations hereunder.

        5.    Amounts not paid when due hereunder shall bear interest from the due date until such amounts are paid at the rate of twenty-four percent (24%) per annum; provided, however, that in the event such interest rate would violate any applicable usury law, the default rate shall be the highest lawful interest rate permitted under such usury law.

        6.    Presentment, demand, protest or notice of any kind are hereby waived by Maker. Maker may not set off against any amounts due to Payee hereunder any claims against Payee or other amounts owed by Payee to Maker.

        7.    In the case any one or more of the events of default specified in paragraph 3 above shall have happened and be continuing, Payee may proceed to protect and enforce its rights either by suit in equity and/or by action at law, or by other appropriate proceedings.

        8.    Maker agrees to pay all reasonable costs of collection, including attorneys’ fees which may be incurred in the collection of this Note or any portion thereof and, in case an action is instituted for such purposes, the amount of all attorneys’ fees shall be such amount as the court shall adjudge reasonable.

        9.    This Note is made and delivered in, and shall be governed, construed and enforced under the laws of the State of New York.

        10.   No delay or omission of Payee to exercise any right hereunder, whether before or after the happening of any event of default, shall impair any such right or shall operate as a waiver thereof or of any event of default hereunder nor shall any single or partial exercise thereof preclude any other or further exercise thereof, or the exercise of any other right.

        11.   This Note shall be subject to no prepayment penalty at anytime.

MAKER:

STRATUS SERVICES GROUP, INC.

By: /s/ Michael A. Maltzman
Name: Michael A. Maltzman
Title: Chief Financial Officer